Exhibit 99.4

Disclosure of Transactions in Own Shares

Paris, August 14, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 7 to August 11, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
07/08/2023	401,715	55.370691	22,243,237.14	XPAR
07/08/2023	89,875	55.369049	4,976,293.28	CEUX
07/08/2023	19,973	55.374302	1,105,990.93	TQEX
07/08/2023	23,013	55.380408	1,274,469.33	AQEU
08/08/2023	405,783	54.737855	22,211,691.02	XPAR
08/08/2023	95,000	54.717643	5,198,176.09	CEUX
08/08/2023	20,000	54.746541	1,094,930.82	TQEX
08/08/2023	20,000	54.758589	1,095,171.78	AQEU
09/08/2023	401,180	56.798174	22,786,291.45	XPAR
09/08/2023	90,000	56.781967	5,110,377.03	CEUX
09/08/2023	15,000	56.773480	851,602.20	TQEX
09/08/2023	15,000	56.780924	851,713.86	AQEU
10/08/2023	401,466	57.869851	23,232,777.60	XPAR
10/08/2023	80,000	57.884386	4,630,750.88	CEUX
10/08/2023	15,000	57.884246	868,263.69	TQEX
10/08/2023	15,000	57.879703	868,195.55	AQEU
11/08/2023	403,651	56.908136	22,971,026.00	XPAR
11/08/2023	86,500	56.898438	4,921,714.89	CEUX
11/08/2023	15,000	56.909012	853,635.18	TQEX
11/08/2023	15,000	56.908090	853,621.35	AQEU
Total	2,628,156	56.313221	147,999,930.05

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).